27 February 2007

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that on 27 February 2007 it purchased 300,000 Reed
Elsevier PLC ordinary shares at a price of 614.2957 pence per share. The purchased shares will be held as treasury shares. Following the above purchase,
Reed Elsevier PLC holds 21,478,500 Reed Elsevier PLC ordinary shares in treasury, and has 1,271,932,357 Reed Elsevier PLC ordinary shares in issue
(excluding treasury shares).

Reed Elsevier NV announces that on 27 February 2007, it purchased 200,000 Reed
Elsevier NV ordinary shares at a price of Euro13.9289 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed
Elsevier NV holds 13,971,500 Reed Elsevier NV ordinary shares in treasury, and has 739,073,304 Reed Elsevier NV ordinary shares in issue (excluding treasury shares).